

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 11, 2018

Michael Barron
Chief Executive Officer
X Rail Entertainment, Inc.
9480 S. Eastern Avenue, Suite 205
Las Vegas, NV 89123

> **Re:** **X Rail Entertainment, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 18, 2018**
> **File No. 333-222530**

Dear Mr. Barron:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated February 6, 2018.

General

1. We note your response to our prior comment 2. Given the absence of an existing trading market for your common stock, please disclose the fixed price (or range) at which the selling stockholders will sell the shares for the duration of the offering or until any such time that your common stock is quoted on the OTCBB, or the OTCQX or OTCQB marketplaces of OTC Link. Refer to Item 501(b)(3) of Regulation S-K.

Convertible Notes and Warrants, page 29

EMA Financial, LLC, page 30

2. We note your response to our prior comment 7. Please revise to clarify whether the prepayment right has been extended or expired and whether any prepayments have been made on the note.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Frederick C. Bauman, Esq.
        Bauman & Associates Law Firm